Assured Pharmacy ,Inc. 2595 Dallas Parkway, Suite 206 Frisco, Texas, 75034
November 9, 2012 VIA EDGAR AND FACSIMILE United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:    Assured Pharmacy, Inc. (the "Company")
          Registration Statement on Form S-1
          File No. 333-181361

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 8:00 AM on Tuesday, November 13, 2012, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Assured Pharmacy, Inc. By: /s/ Robert DelVecchio Name: Robert DelVecchio Title: President and Chief Executive Officer